UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 3, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Viseon Inc.
(formerly RSI Systems, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

928297  10  0

(CUSIP Number)

John Harris, 8700 North Stemmons Freeway #310, Dallas, Texas 75247, (214) 424-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928297 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mellon Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 180,957 shares(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 180,957 shares(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,957 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1).          See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Henry C.S. Mellon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,725,641 shares(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 2,725,641 shares(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,641 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) IN

(1).          See Item 5.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of Viseon, Inc. (formerly RSI Systems, Inc.) (“Viseon”).  The principal executive offices of Viseon are located at 8445 Freeport Parkway, Suite 245, Irving, Texas 75063.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Mellon Group, Inc., a corporation incorporated under the laws of the State of Florida, and Henry C.S. Mellon, an individual.  Mellon Group, Inc. and Mr. Mellon are collectively the “Reporting Persons.”

Mellon Group, Inc. and Henry C.S. Mellon filed an initial Schedule 13D with the Securities and Exchange Commission on February 20, 2003.  This statement is intended to modify and supplement the information previously reported by the Reporting Persons.

Mr. Mellon is the owner and President of Mellon Group, Inc.  However, the Reporting Persons do not affirm the existence of a group and have no agreement or understanding with respect to the voting of the shares of Viseon’s common stock acquired by them or with respect to the acquisition of any additional shares of Viseon’s common stock.

1.	Mellon Group, Inc.

(a)	Mellon Group, Inc.

(b)	4 Driftwood Landing Gulf Stream,
Florida 33483

(c)	Personal holding company (Same
as above)

(d)	None

(e)	None

(f)	Florida

2.	Henry C.S. Mellon

(a)	Henry C.S. Mellon.

(b)	4 Driftwood Landing, Gulf Stream, Florida 33483

(c)	Investor

(d)	None

(e)	None

(f)	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Subsequent to the initial Schedule13D filing, Mellon Group, Inc. disposed of 142,857 shares of Common Stock.  Subsequent to the initial Schedule 13D filing, Mr. Mellon disposed of 79,000 shares of Common Stock, and acquired 700,131 additional shares in a March 2004 conversion of Viseon debt to Common Stock.  In connection with the conversion, Mr. Mellon received a warrant to purchase 644,510 shares of Common Stock at $0.30 per share, exercisable after a 90 day notice period.  Mr. Mellon received a warrant to purchase 100,000 shares at $0.30 per share, exercisable after a 90 day notice period, in connection with his purchase of certain Viseon debt.  Mr. Mellon received warrants to purchase 260,000 additional shares at $0.25 per share, exercisable after a 90 day notice period, and 100,000 shares at $0.84 per share, exercisable after a 90 day notice period, as consulting fees, from Viseon.  Mr. Mellon also purchased a warrant from Viseon to acquire 250,000 shares at $1.17 per share, exercisable after a 90 day notice period, for the sum of $32,500.

Item 4.	Purpose of Transaction

In June 2003, Mr. Mellon and another Viseon stockholder, acquired certain Viseon debt in the principal amount of $386,200.  Mr. Mellon acquired this debt to assist Viseon, and was given a warrant to purchase 644,510 additional shares of Common Stock.  All securities held by Mr. Mellon are held as part of his investment portfolio.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

As the President of Mellon Group, Inc. and in his individual capacity, Mr. Mellon beneficially owns and has the sole voting and dispositive power with respect to 2,868,498 shares, or 11.0% of Common Stock, which includes warrants to purchase 1,742,610 shares of Common Stock at a price ranging from $0.30 to $1.17 per share, with exercisable date ranges as detailed above.

The percentages reflect the percentage share ownership with respect to 25,979,017 shares of Viseon, including outstanding shares as well as the Mellon Group and Mr. Mellon’s exercisable warrants as of May 6, 2004.

(c) Other than the changes described in this Schedule 13D, no other transaction in Common Stock was effected during the past 60 days by either Reporting Person.

(d)           No person other than the record owner of such shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of Viseon.

Item 7.	Material to Be Filed as Exhibits
None.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mellon Group, Inc., a Florida corporation

Dated:	June 1, 2004	/s/ Henry C.S. Mellon
By: Henry C.S. Mellon
Its: President

Henry C.S. Mellon, an individual

Dated:	June 1, 2004	/s/ Henry C.S. Mellon
Henry C.S. Mellon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations  (See 18 U.S.C. 1001)